UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           Certificate of Notification



Certificate is filed by:  Public Service Company of Oklahoma.


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


          1. Type of the security or securities* ("draft," "promissory note").

                  A - Promissory note.
                  B - Promissory note.


          2. Issue, renewal or guaranty.

                  Guaranty.


          3. Principal amount of each security.

                  A - $2,000,000.
                  B - $5,000,000.


          4. Rate of interest per annum of each security.

                  A&B - Variable interest rate of 0.5% below the prime rate announced by Chase Manhattan Bank from time to time at its New York, New York office.


          5. Date of issue, renewal or guaranty of each security.

                  September 2, 1997.


          6. If renewal of security, give date of original issue.

                  Not applicable.

          7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.")

                  May 31, 1998.


          8. Name of the person to whom each security was issued, renewed or guaranteed.

                  Bank of Oklahoma, N.A.


          9. Collateral given with each security, if any.

                  All accounts, letters of credit, instruments, negotiable instruments, general intangibles, contract rights, chattel paper and intellectual property rights of Numanco, L.L.C. and NSS Numanco, Inc., and all proceeds of the foregoing.


          10. Consideration received for each security.

                  A - $2,000,000.
                  B - $5,000,000.

          11. Application of proceeds of each security.

                  Working capital of Numanco, L.L.C.


          12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

                  a.       the provisions contained in the first sentence of
                           Section 6(b)*, A & B

                            X

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b),



                  c. the provisions contained in any rule of the Commission other than Rule U-48.



(If reporting for more than one security insert the identifying symbol after applicable statement.)


          13. If the security or securities  were exempt from the  provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)).

                  As of June 30, 1997, Public Service Company of Oklahoma had approximately $991,439,000 of securities outstanding (other than the $7,000,000 guaranties set forth herein). The $7,000,000 guaranties are the only securities currently issued by Public Service Company of Oklahoma pursuant to Section 6(b) of the Act. Thus, such securities constitute less than 1.0% of the other outstanding securities of Public Service Company of Oklahoma.


          14. If the security or  securities  are exempt from the  provisions of
Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

                  Not applicable.


          15. If the security or  securities  are exempt from the  provisions of
Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                  Not applicable.


                                 PUBLIC SERVICE COMPANY OF OKLAHOMA
                                 (Name of company)


                                 By: /s/WILLIAM R. MCKAMEY
                                        William R. McKamey
                                        General Manager

Date:  September  15, 1997




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         * If  reporting  for  more  than  one  security  each  security  may be identified by symbol, which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

         ** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.